Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
March 7, 2006.

Item 3	News Release
The news release was disseminated on March 7, 2006 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to update shareholders with recently reported high grade trench results from its San Luis Joint Venture partner, Esperanza Silver Corporation (TSX-V: EPZ).

Item 5	Description of Material Change
See attached news release 06-09.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
March 7, 2006.

March 7, 2006	Trading Symbols:
News Release 06-09	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS HIGH GRADE GOLD-SILVER ASSAYS

FROM SAN LUIS JOINT VENTURE IN PERU

Vancouver, B.C. – Silver Standard is pleased to update shareholders with recently reported high grade trench results from its San Luis Joint Venture partner, Esperanza Silver Corporation. (TSX-V: EPZ). The San Luis property is located in the Ancash district of northern Peru and covers a newly discovered high-grade epithermal vein system.

Notable intercepts of gold and silver mineralization found in contiguous channels included 13.9 feet of 3.9 ounces of gold and 65.5 ounces of silver per ton (4.23 meters of 134.0 grams of gold and 2246 grams of silver per tonne); 19.7 feet of 2.3 ounces of gold and 60.7 ounces of silver per ton (5.99 meters of 78.4 grams of gold and 2082 grams of silver per tonne); and 28.2 feet of 1.1 ounces of gold and 21.0 ounces of silver per ton (8.59 meters of 36.4 grams of gold and 719 grams of silver per tonne).

Channel samples were spaced approximately every 82 feet (25 meters) along the strike length of the Ayelén vein. Individual channels were cut perpendicular to the strike of the vein allowing the full thickness of the vein to be sampled. The channels vary in length from 13.5 to 119.4 feet (4.1 to 36.4 meters). Individual samples within each channel are approximately 3.3 feet (one meter) in length.

The following table summarizes results from all channels on the Ayelén vein.

Channel Number	True Thickness (meters)	Gold (g/t)	Silver (g/t)	True Thickness (feet)	Gold (oz./ton)	Silver (oz./ton)
A1	Best sample	0.1	5.3	Best sample	Trace	0.2
A2	Best sample	1.2	64.0	Best sample	0.03	1.9
A3	0.99	5.7	396.0	3.2	0.17	11.5
A4	Best sample	0.5	46.0	Best sample	0.01	1.3
A5	1.59	7.3	644.0	5.2	0.21	18.8
A6	Best sample	0.1	12.0	Best sample	Trace	0.3
A7	Best sample	0.4	24.0	Best sample	Trace	0.7
A7-1	Best sample	3.8	110.0	Best sample	0.11	3.2
A8	1.86	10.7	272.0	6.1	0.31	7.9
A9	2.52	58.0	1,961.0	8.3	1.69	57.2

Channel Number	True Thickness (meters)	Gold (g/t)	Silver (g/t)	True Thickness (feet)	Gold (oz./ton)	Silver (oz./ton)
A10	4.23	134.0	2,246.0	13.9	3.91	65.5
and	1.64	12.5	102.0	5.4	0.36	3.0
A11	5.99	78.4	2,082.0	19.7	2.29	60.7
and	0.98	18.2	180.0	3.2	0.53	5.2
A12	8.59	36.4	719.0	28.2	1.06	21.0
A13	7.14	33.3	704.0	23.4	0.97	20.5
A14	2.64	23.2	265.0	8.7	0.68	7.7
A15	1.07	26.5	272.0	3.5	0.77	7.9
A16	2.09	19.6	309.0	6.9	0.57	9.0

Intervals have been calculated only for samples greater than five grams of gold per tonne.

The Ayelén vein is one of five known veins at the San Luis project. Together they have a total length of over five kilometers and Ayelén itself has been traced for approximately 750 meters on the surface. The veins exhibit many of the typical features of high-grade bonanza precious metal systems. The map on Silver Standard’s web site shows a section of the vein.

Systematic channel sampling continues on Ayelén and the other four veins. At the same time the joint venture is well advanced in the drill-permit application process and the establishment of a community relations program. Initial drilling will begin as soon as possible.

The project is held in a 50-50 joint-venture with Silver Standard and Esperanza Silver. Silver Standard is currently increasing its interest to 55% by funding the next US$500,000 for on-going exploration.

William Pincus, M.Sc., CPG., and president, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.